EXHIBIT 21.1

GARMIN LTD.

List of Subsidiaries of Company

Name of Subsidiary	Jurisdiction of Incorporation

Garmin Corporation	Taiwan
Garmin International, Inc.	Kansas
Garmin USA, Inc.	Kansas
Garmin Realty, LLC	Kansas
Garmin AT, Inc.	Oregon
Digital Cyclone, Inc.	Minnesota
Garmin Australasia Pty Ltd.	Australia
Garmin Desenvolvimento de Sistemas de Aviação (Brasil) Ltda	Brazil
Dynastream Innovations, Inc.	Alberta, Canada
Garmin Danmark A/S	Denmark
Garmin Danmark Ejendomme ApS	Denmark
Garmin (Europe) Ltd.	England
Garmin Deutschland GmbH	Germany
Garmin Deutschland Verwaltungs GmbH	Germany
Garmin Deutschland Beteligungs GmbH &Co, KG	Germany
Garmin France SAS	France
Garmin Italia S.p.A.	Italy
Garmin N.V.	Netherlands Antilles
Garmin B.V.	Netherlands
Garmin Cooperatief UA	Netherlands
Garmin Acquisition B.V.	Netherlands
Garmin Iberia S.A.	Spain
Garmin Spain S.L.U.	Spain
Garmin Singapore Pte. Ltd	Singapore